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Prospectus Supplement	Filed Pursuant to Rule 424(b)(5)
(To Registration Statement dated October 2, 2003)	Registration No.: 333-108438

870,000 shares

IBIS TECHNOLOGY CORPORATION

Common Stock

        We have registered up to 2,000,000 shares of common stock for sale to the public and are selling up to 870,000 shares of common stock. Our common stock is listed on the Nasdaq National Market under the symbol "IBIS." On October 14, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $14.00 per share.

Investing in our securities involves risks. See "Risk Factors" on page 3.

	Per Share	Total
Public offering price	$13.25	$11,527,500
Underwriting discounts	$0.44	$378,246
Proceeds, before expenses, to Ibis Technology	$12.81	$11,149,254

        The underwriter is offering the shares of our common stock as described in "Underwriting." Delivery of the shares of the common stock will be made on or about October 17, 2003 against payment in immediately available funds.

        The underwriter may also purchase up to an additional 130,000 shares of our common stock at the public offering price, less the underwriting discount, within 45 days from the date of this prospectus supplement to cover over-allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

CDC SECURITIES

Prospectus Supplement dated October 16, 2003.

EXPLANATORY NOTES

        We are providing information to you about this offering of our common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering and updates certain information in the accompanying prospectus. The second part is the accompanying prospectus, which provides general information. Generally, when refer to this "prospectus," we are referring to both documents combined. Some of the information in the accompanying prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. The terms "Company," "we," "our" and "us" refer to Ibis Technology Corporation, unless the context suggests otherwise. The term "you" refers to a prospective investor.

        To the extent that any subject matter is addressed in both this prospectus supplement and the accompanying prospectus, the information contained in this prospectus supplement supersedes the information contained in the accompanying prospectus.

        You should only rely on the information contained in this prospectus supplement, the prospectus or documents incorporated by reference. We have not authorized anyone to provide you with information that is different. This prospectus supplement may only be used where it is legal to sell these securities. The information in this prospectus supplement may only be accurate as of the date of this prospectus supplement.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary is qualified by more detailed information appearing in other sections of this prospectus supplement, the prospectus and the documents incorporated by reference. The other information is important, so please read this entire prospectus supplement, the prospectus and the documents incorporated by reference carefully. You must also consult the more detailed financial statements, and notes to financial statements, incorporated by reference in the prospectus. The prospectus and this prospectus supplement contain forward-looking statements and actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors described in the prospectus. Unless otherwise indicated, the information contained in this prospectus assumes that the Underwriter has not exercised the over-allotment option.

THE COMPANY

        Ibis Technology Corporation ("Ibis") develops, manufactures and markets SIMOX-SOI implantation equipment and wafers for the worldwide semiconductor industry. SIMOX, which stands for Separation by IMplantation of Oxygen, is a form of silicon-on-insulator, or SOI, technology that creates an insulating barrier below the top surface of a silicon wafer. Our proprietary oxygen implanters produce SIMOX-SOI wafers by implanting oxygen atoms just below the surface of a silicon wafer to create a very thin layer of silicon dioxide between the thin operating region of the transistor at the surface and the underlying silicon wafer itself. The buried layer of silicon dioxide acts as an insulator for the devices fabricated on the surface of the silicon wafer and reduces the electrical current leakage which otherwise slows integrated circuit performance and increases the loss of power during circuit operation. Through this process our customers can produce integrated circuits, which we believe offer significant advantages over circuits constructed on conventional silicon wafers. These advantages include:

  •
  substantially improved speed for microprocessors and other logic integrated circuits,

  •
  reduced power consumption,

  •
  reduced soft error rate, and

  •
  higher temperature operation.

        We believe these characteristics make SIMOX-SOI wafers, and the finished integrated circuits, well-suited for many commercial applications, including:

  •
  servers and workstations,

  •
  portable and desktop computers,

  •
  wireless communications and battery powered feature rich hand held devices and cell phones,

  •
  integrated optical components, and

  •
  harsh-environment electronics.

        Ibis was incorporated in Massachusetts on October 7, 1987 and commenced operations in January 1988. Our executive offices are located at 32 Cherry Hill Drive, Danvers, Massachusetts 01923 and our telephone number is (978) 777-4247.

THE OFFERING

Shares we are offering	870,000 shares
Over-allotment option	Up to an additional 130,000 shares of our common stock.
Common Stock to be outstanding after the offering	10,376,605 shares
Use of proceeds	To fund research and development, capital expenditures, working capital and for other general corporate purposes, and to pay an advisory fee and other offering expenses.
Nasdaq National Market symbol	IBIS
Risk factors	An investment in our common stock involves risks. You should carefully read "Risk Factors" beginning on page 3 of the accompanying prospectus before deciding to invest in our common stock.

        The number of shares to be outstanding after the offering excludes 1,467,060 shares of common stock reserved for issuance upon exercise of options and warrants outstanding as of October 10, 2003 with a weighted average exercise price of $16.46 per share.

USE OF PROCEEDS

        We estimate our net proceeds from the offering to be approximately $10,995,000. After payment of offering expenses including an advisory fee, we currently intend to use the net proceeds from the sale of our common stock to fund research and development, capital expenditures, working capital and for other general corporate purposes. Depending on our circumstances at the time the net proceeds of this offering become available, if at all, we may use these net proceeds for purposes other than those described above.

PRICE RANGE OF COMMON STOCK

        Our common stock began trading on May 20, 1994 on the Nasdaq SmallCap Market and on the Boston Stock Exchange. Prior to May 20, 1994, there was no public market for our common stock or any of our other securities. On April 4, 1996, we commenced trading on the Nasdaq National Market System. Our common stock is traded under the symbol "IBIS." The following table sets forth, for 2001 and 2002 and for the four quarters to date for 2003, the high and low sale prices for the common stock as reported by the Nasdaq National Market System.

	Common Stock
	High	Low
2001:
First Quarter	$36.75	$16.50
Second Quarter	$28.98	$9.50
Third Quarter	$12.50	$3.15
Fourth Quarter	$15.59	$4.10
2002:
First Quarter	$15.64	$7.25
Second Quarter	$14.95	$4.35
Third Quarter	$7.15	$3.59
Fourth Quarter	$7.50	$3.65
2003:
First Quarter	$6.50	$3.92
Second Quarter	$8.68	$3.99
Third Quarter	$13.17	$7.67
Fourth Quarter (through October 14, 2003)	$15.74	$11.80

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2003:

  •
  on an actual basis, and

  •
  to reflect our receipt of the estimated net proceeds from the sale of 870,000 shares of common stock.

	June 30, 2003
	Actual	As Adjusted
	(in thousands)
Long-term debt, less current portion	$436	$436
Stockholders' equity:
Preferred Stock, undesignated, $.01 par value; 2,000,000 shares authorized, no shares issued or outstanding	—	—
Common Stock, $.008 par value; 20,000,000 shares authorized; shares issued and outstanding: 9,506,605 actual; 10,376,605 as adjusted	76	83
Additional paid-in capital	79,261	90,249
Accumulated deficit	(43,482)	(43,482)
Total stockholders' equity	35,855	46,850
Total capitalization	$36,291	$47,286

        The numbers in this table exclude 1,467,060 shares of common stock reserved for issuance upon the exercise of options and warrants outstanding as of October 10, 2003, which have a weighted average exercise price of $16.46 per share.

DILUTION

        Our net tangible book value as of June 30, 2003 was $34,098,114, or $3.59 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Assuming the sale by us of 870,000 shares of common stock offered in this offering at a public offering price of $13.25 share and the application of the estimated net proceeds from this offering, our pro forma net tangible book value as of June 30, 2003 would have been $45,093,114 or $4.35 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.76 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $8.90 per share to new investors. The following table illustrates the per share dilution:

Public offering price per share	$13.25
Net tangible book value per share as of June 30, 2003	$3.59
Pro forma increase attributable to new investors	$0.76
Pro forma net tangible book value per share after the offering	$4.35
Pro forma dilution per share to new investors	$8.90

SELECTED FINANCIAL DATA

        The following selected financial data presented for, and as of the end of, each of the years in the three-year period ended December 31, 2002 are derived from our audited financial statements. The selected financial data as of June 30, 2002 and 2003 and for the six months ended June 30, 2002 and 2003 are derived from our unaudited financial statements, which, in the opinion of management, include all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The data set forth below should be read in conjunction with our financial statements, related notes and other financial information incorporated by reference into the prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future.

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
	(In thousands, except for per share data)
Statement of Operations Data:
Product sales	$8,173	$5,391	$7,646	$2,981	$4,208
Contract and other revenue	533	518	283	172	526
Equipment revenue	5,769	1,525	6,103	330	8,396
Total revenue	14,475	7,434	14,032	3,483	13,130
Cost of product sales	5,824	8,210	14,457	6,282	7,506
Cost of contract and other revenue	388	376	115	87	28
Cost of equipment revenue	3,482	1,502	3,868	159	3,806
Total cost of revenue	9,694	10,088	18,440	6,528	11,340
Gross profit (loss)	4,781	(2,654)	(4,408)	(3,045)	1,790
Operating expenses:
General and administrative	1,998	2,273	2,174	1,142	1,187
Marketing and selling	1,640	1,813	1,510	773	660
Research and development	4,587	5,119	6,258	3,010	3,033
Total operating expenses	8,225	9,205	9,942	4,925	4,880
Loss from operations	(3,444)	(11,859)	(14,350)	(7,970)	(3,090)
Total other income	1,943	2,265	255	157	31
Income (loss) before income taxes	(1,501)	(9,594)	(14,095)	(7,813)	(3,059)
Income tax expense	(1)	(1)	(1)	(1)	(1)
Net income (loss)	$(1,502)	$(9,595)	$(14,096)	$(7,814)	$(3,060)
Net income (loss) per common share(1)	$(.18)	$(1.15)	$(1.53)	$(0.87)	$(0.32)
Weighted average common shares outstanding:
Basic	8,286	8,378	9,208	8,969	9,480
Diluted	8,286	8,378	9,208	8,969	9,480
	At December 31,			At June 30,
	2000	2001	2002	2002	2003
	(In thousands)
Balance Sheet Data:
Working capital	$32,585	$11,232	$5,551	$14,742	$3,785
Total assets	56,299	54,920	51,699	59,917	43,162
Long-term debt, less current portion	18	2,718	1,184	1,960	436
Total liabilities	6,780	14,560	12,944	15,075	7,307
Stockholders' equity	49,519	40,360	38,755	44,842	35,855

        (1) We have computed net earning (loss) per share on the basis described for net earnings (loss) per common share in Note 2 (g) of Notes to Financial Statements in our Annual Report on Form 10-K for December 31, 2002.

BUSINESS

Company Overview

        We develop, manufacture and market SIMOX-SOI implantation equipment and wafers for the worldwide semiconductor industry. SIMOX, which stands for Separation by IMplantation of Oxygen, is a form of silicon-on-insulator, or SOI, technology that creates an insulating barrier below the top surface of a silicon wafer. Our proprietary oxygen implanters produce SIMOX-SOI wafers by implanting oxygen atoms just below the surface of a silicon wafer to create a very thin layer of silicon dioxide between the thin operating region of the transistor at the surface and the underlying silicon wafer itself. The buried layer of silicon dioxide acts as an insulator for the devices fabricated on the surface of the silicon wafer and reduces the electrical current leakage which otherwise slows integrated circuit performance and increases the loss of power during circuit operation. Through this process our customers can produce integrated circuits, which we believe, offer significant advantages over circuits constructed on conventional silicon wafers. We also believe these characteristics make SIMOX-SOI wafers, and the finished integrated circuits, well-suited for many commercial applications, including servers and workstations, portable and desktop computers, wireless communications, battery powered feature-rich hand held devices and cell phones, integrated optical components, and harsh-environment electronics.

        We manufacture and sell the oxygen implanters that are used to create SIMOX-SOI wafers, as well as the SIMOX-SOI wafers themselves. Our long-term strategy is to primarily sell SIMOX-SOI implanters to the silicon wafer manufacturers who will provide the SIMOX-SOI wafers to the semiconductor fabrication facilities. The major silicon wafer manufacturers that we are currently targeting are MEMC, Komatsu, SEH, SUMCO and Wacker.

Industry Overview

        For many years, the semiconductor industry has succeeded in achieving, with remarkable regularity, dramatic improvements in the size, performance and cost of integrated circuits. These improvements have been made possible through continuing advances in chip design, through the use of different processing techniques and, more recently, by using different materials on the silicon wafers. It is becoming more and more difficult to improve the performance of a chip through feature size reduction, which means shrinking the size of a chip's transistors and interconnecting circuitry. Therefore, making chips that are smaller and faster and that consume less power is increasingly being accomplished by using new techniques to isolate or enhance the basic building block of an integrated circuit—the transistor. Among these new techniques is silicon-on-insulator, or SOI.

        SOI is a technique whereby a layer of insulating material, silicon dioxide, is sandwiched between a layer of silicon and the underlying silicon that makes up the rest of the wafer substrate. In integrated circuit production, the transistors are fabricated on the surface of the top silicon layer. Isolating the top layer, and, therefore, the transistors, from the rest of the silicon substrate reduces the electrical current leakage that would otherwise slow chip performance and increase the loss of power during circuit operation.

THE SOI ADVANTAGE

        The key advantages of SOI are the increase in operating performance and the decrease in power consumption. IBM has found SOI technology to improve performance by 25% to 35%—the equivalent of approximately two years of chip design advances on conventional silicon. Decreased power consumption—shown to be as much as 25% to 85% less—is a key benefit of SOI that makes the technology well-suited for portable device applications such as laptop computers, personal digital assistants and mobile phones. SOI-based devices can also operate at higher temperatures than conventional silicon, which is particularly critical in applications where the environment is harsh, such as in automotive electronics.

        There are several methods for creating SOI wafers. The two most commercially available methods are SIMOX and bonded wafer techniques. In SIMOX, the insulating layer is achieved by implanting oxygen atoms just below the surface of the silicon wafer using an oxygen implanter such as the i2000. Then, the wafer is heated at high temperature, or annealed, so that the implanted oxygen becomes a uniform insulating layer of silicon dioxide. In the bonding technique, two silicon wafers are used, an oxide layer is grown on the surface of one of these wafers, which is then implanted and cleaned. The two wafers are then bonded together to form the sandwich of silicon-oxide-silicon. Then the wafers are split so that a very thin silicon layer remains as the base for the transistors of a chip.

THE SIMOX PROCESS

        Of the two technologies, we believe the SIMOX method has cost and quality advantages over the bonded technique, in part because of the fewer number of steps required compared to the bonded process. SIMOX's lower cost is a key advantage over bonded wafers, given that chip manufacturers wish to minimize the premium paid for an SOI wafer versus a conventional silicon wafer. Currently, SIMOX wafers are about three to six times the cost of conventional silicon wafers. However, we expect the difference in price between SIMOX and silicon wafers to decrease as production volume ramps up and the industry continues the trend towards thinner insulating layers.

        Due to the dramatic increases in performance yielded by SOI wafers, several semiconductor manufacturers have publicly stated that they will utilize SOI in their current or next generation microprocessors. Some of these fabrication facilities are AMD, Apple, IBM, Motorola, Sony and Toshiba.

Our Products

        We develop, manufacture and market SIMOX-SOI implantation equipment and wafers for the worldwide semiconductor industry. In 2002, oxygen implantation equipment accounted for 44% of our revenue and SIMOX-SOI wafers accounted for 54%. The remaining 2% of our revenue consists of contract and license revenue.

        i2000 and IBIS 1000—OUR PROPRIETARY OXYGEN IMPLANTERS. For the past two years our primary focus has been developing capacity to produce twelve-inch, or 300 mm, SIMOX wafers. This required the development of a next-generation oxygen implanter, the i2000, and the procurement and qualification of annealing, cleaning, and metrology tools for balance of process at 300 mm.

        The proprietary i2000 was designed to support the volume production of high quality SIMOX-SOI 200 and 300 mm wafers for the global semiconductor industry. We began shipping 300 mm SIMOX wafers in early 2002. The i2000 duplicates the process environment of the Ibis 1000 to minimize process risks; however, it incorporates a number of features to improve throughput and reduce costs. These include increased beam current, faster wafer handling, off-hub wafer cooling, and modular construction, which we believe will enable improved serviceability and diagnostics, while simplifying the assembly and shipping of the machine. The simpler beam line design of the i2000 also offers extensive capabilities, facilitating the manufacture of the Advantox product portfolio. Taken together, these features increase productivity of the i2000 over the Ibis 1000 by a factor greater than two. Finally, the i2000 is far more fabrication friendly than the Ibis 1000. It is designed to be bulkhead mounted in the clean room, offers front-opening unified pod (FOUP) capability and meets all SEMI safety and ergonomic guidelines. We also believe that the i2000's improved automation and operator-friendly controls will improve product yield and afford ease-of-use.

        We developed the Ibis 1000 in the early nineties, which currently handles four, five, six and eight inch wafers. In 1996, we began selling our Ibis 1000 implanters to semiconductor manufacturers and in 1998 we experienced a significant increase in this aspect of our business.

        SIMOX-SOI WAFERS. High quality SIMOX-SOI wafers are created by using our proprietary i2000 and Ibis 1000 oxygen implanters. In addition to the oxygen implanters used for SIMOX-SOI wafer production at Ibis, we own and operate advanced wafer metrology and process equipment and clean room facilities. We believe that our ability to produce SIMOX-SOI wafers provides us with immediate feedback on the quality of our wafers and greater opportunities to enhance quality and reliability of our oxygen implantation equipment and improve manufacturing efficiency. In addition, this ability can facilitate new process and product development and enables us to be more responsive to customer requirements. Our SIMOX-SOI wafer production capabilities have allowed us to establish a SIMOX-SOI wafer and equipment business serving leading semiconductor and wafer companies and develop leading edge SIMOX-SOI technology products, such as our i2000 implanter.

Our Strategy

        Ibis' primary goal is to be the dominant supplier of oxygen implantation equipment to the world's silicon wafer manufacturers so they can, in turn, efficiently and cost-effectively supply SOI wafers to the global semiconductor industry. In the future we will continue to supply small quantities of wafers for test and evaluation purposes, but our primary emphasis will be on implanter sales and support. We also plan on continuing process development for SIMOX-SOI wafers. Key elements of our strategy for achieving this objective include:

        Capitalizing on a Fundamental Trend in Semiconductor Manufacturing.    Semiconductor manufacturers face an increasing demand for faster integrated circuit speed, reduced power consumption, immunity to soft errors and smaller chip size. These manufacturers prefer to satisfy the demand with minimal additions or modifications to their existing equipment base. SIMOX-SOI technology is a leading alternative to address this need. We plan to focus a majority of our technical and marketing resources on the leading silicon wafer manufacturers and our major key customers in the semiconductor industry who are the leaders in the adoption of SOI technology. We also plan to continue our joint development activities with our strategic partners.

        Pursuing Strategic Marketing, Manufacturing, Distribution and Development Alliances.    We intend to continue to pursue relationships through which third parties will distribute some of our products and/or assist us in research and development activities. As evidence of this strategy, we have entered into strategic alliances and/or joint development agreements with three of the largest silicon wafer manufacturers in the world. In January of this year, we also entered into an agreement with IBM to develop an enhanced, modified low-dose (MLD) process for the manufacture of SIMOX-SOI wafers.

        Enhancing and Extending Current Product Offerings.    We intend to use our resources and our strategic partners' technical expertise to improve existing products, expand our core product functionality, add products to our existing product line and further advance our process technology. Our implanter research and development programs are continually aimed at increasing throughput and thereby reducing the cost of SIMOX-SOI wafers.

        Increasing Our SIMOX-SOI Manufacturing Capacity.    During 2002, we put in place a second line for 300 mm SIMOX wafer manufacturing which consists of balance-of-process (anneal, clean and metrology) equipment. Our primary focus going forward will be to gauge SIMOX-SOI equipment demand from the silicon wafer manufacturers and adjust our equipment manufacturing capacity accordingly. We currently have capacity to build ten to fifteen implanters per year in our existing space.

Marketing, Sales and Customers

        Over the last several years, Ibis has focused on integrating SIMOX-SOI wafers into commercial applications and commercial shipments of our wafers have been used principally for evaluation purposes or pilot production in products, including microprocessors, gate arrays, ASICs (application specific integrated circuits), memories (DRAMs, SRAMs, etc.), and cellular and mobile radio components. A small number of our customers use our SIMOX-SOI wafers in commercial production and many more of our customers are sampling SIMOX-SOI wafers or are developing prototype products.

        Our primary focus today is on getting the silicon wafer manufacturers to embrace SIMOX-SOI technology. To date, we have accomplished this through joint research and development programs, sales representative agreements, as well as providing SIMOX-SOI wafer foundry services to them. It is our intention to assist the wafer manufacturers in becoming the producers of SIMOX-SOI wafers by selling and servicing oxygen implanters along with continuing to improve SIMOX wafer processing technology via our SIMOX consulting group.

        In February 2001, Ibis entered into an alliance with MEMC, pursuant to which MEMC became a global sales representative for Ibis' SIMOX-SOI wafers. MEMC has a worldwide presence of approximately 100 sales and applications personnel located in sales offices around the world. In addition, MEMC operates manufacturing facilities directly, or through joint ventures, in Italy, Japan, Malaysia, South Korea, Taiwan and the United States.

        Our internal sales personnel generally focus on our largest SIMOX-SOI wafer customers, silicon wafer manufacturers, as well as supporting our strategic partners. Our objective in these broad-based sales efforts is to promote the adoption of SIMOX-SOI technology on an industry-wide basis.

        Overseas, we rely on our internal sales personnel and our strategic partners to market and sell our wafer products. We also have a SIMOX implanter sales representation agreement with IRAM Systems Co., Ltd, a Korean corporation, to solicit orders for our Ibis 1000 implanters from customers located in China.

MANAGEMENT

        The following table sets forth certain information regarding our executive officers and directors as of October 14, 2003:

Name	Age	Position(s)
Martin J. Reid	62	President, Chief Executive Officer, and Chairman
Dimitri Antoniadis, Ph.D.	56	Director
Robert L. Gable	72	Director
Leslie B. Lewis	62	Director
Donald F. McGuinness	70	Director
Lamberto Raffaelli	53	Director
Cosmo S. Trapani	64	Director
Gerald T. Cameron	48	Chief Operating Officer
Debra L. Nelson, C.P.A	40	Chief Financial Officer, Treasurer and Clerk
Angelo V. Alioto	56	Vice President of Sales and Marketing
Julian G. Blake, Ph.D.	58	Vice President of Engineering
Robert P. Dolan	44	Vice President of Wafer Manufacturing

        Martin J. Reid joined Ibis in December 1997 as President and Chief Executive Officer and as a director. In May 2000, Mr. Reid was elected to serve as Chairman of the Company's Board of Directors. From 1991 to 1996, Mr. Reid was President and Chief Executive Officer of Alpha Industries, a publicly held manufacturer of a broad range of Gallium Arsenide products and silicon integrated circuits for the semiconductor industry. He served as a director of Alpha Industries from 1985 to January 1998, of Secure Technology from 1997 to August 1998 and of Asahi America from 1997 to November 1999, which merged with Asahi Organic Chemical in December 1999.

        Dimitri Antoniadis, Ph.D. was appointed to the Board of Directors in 1996. He is a Professor of Electrical Engineering at Massachusetts Institute of Technology (MIT) and has been a member of the faculty since 1978.

        Robert L. Gable was appointed to the Board of Directors in 1997. He has been a director and advisor (November 1998-October 1999), Chairman (June 1990-July 1998) and Chief Executive Officer (June 1990-October 1997) of Unitrode Corporation, a publicly held company which was acquired by Texas Instruments in October 1999. Mr. Gable is also a director of New England Business Service, Inc., a publicly held company.

        Leslie B. Lewis was appointed to the Board of Directors in 1998. Since 1985, he has been President of Asahi America, Inc., a publicly held company, which merged with Asahi Organic Chemical in December 1999. He has been Chief Executive Officer of Asahi since 1989 and Chairman since 1996. He is also Chairman of Quail Piping Products, Inc.

        Donald F. McGuinness was appointed to the Board of Directors in 1996. He has been the Chairman (November 1988-present), President and Chief Executive Officer (November 1988 to February 1999) of White Electronic Designs, Inc., a publicly held company which was acquired by Bowmar Instrument Corporation in October 1998.

        Lamberto Raffaelli was appointed to the Board of Directors in 1998. In May 2001, he founded privately held LNX Corporation and serves as President. From 1994 to December 2000, he was President and Chief Executive Officer of Arcom, Inc., which was acquired by Quadrant-Vectron, a division of Dover Corporation International, in September 1999.

        Cosmo S. Trapani, C.P.A. was appointed to the Board of Directors in 2003. Since 2002 Mr. Trapani has been the chief executive officer of CABE Ltd. (Center for Applied Business Ethics), a start-up joint venture that provides on-line education and consulting regarding business ethics. Prior to that, he served as vice president and Chief Financial Officer of PRI Automation (NASDAQ), a semiconductor equipment company from 2001 to 2002. From 2000 to 2001, Mr. Trapani was senior vice president and CFO of Circor International (NYSE), an industrial valve company. Earlier, Mr. Trapani was executive vice president and CFO of Unitrode Corporation (NYSE), an analog integrated circuit company, for nine years.

        Gerald T. Cameron joined the Company in March 2002 as Operations Manager and was made Chief Operating Officer in May 2002. Mr Cameron was most recently Vice President and General Manager of the Electron Beam Review Division of KLA-Tencor Corporation. Prior to his work at KLA-Tencor, he was President and COO of Amray, Inc., a privately owned provider of scanning electron microscope based defect review tools, which was acquired by KLA-Tencor in April 1998.

        Debra L. Nelson, C.P.A. returned to Ibis in February 1998 as Chief Financial Officer, Treasurer and Clerk. From November 1996 to January 1998, Ms. Nelson was Chief Financial Officer of Rockport Trade Systems, Inc. Ms. Nelson originally joined Ibis in January 1990 and became the Controller in May 1992, and its Treasurer and Clerk in December 1993.

        Angelo V. Alioto joined the Company in 1990 as a Regional Sales Manager, became Worldwide Sales Manager in 1991 and was elected as Vice President of Sales in December 1993 and Vice President of Marketing in January 1996.

        Julian G. Blake, Ph.D. joined the Company in 1998 as Director of Technology. In February 1999, he was appointed Vice President of Engineering. From 1983 to 1998, Dr. Blake was Technical Director at the Flat Panel Division and Chief Scientist at the Semiconductor Equipment Operations of Eaton Corporation (now known as Axcelis Technologies), a publicly held manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial and semiconductor markets.

        Robert P. Dolan joined the Company in 1988 as Production Manager. In January 1997, he was appointed Vice President of Wafer Manufacturing.

FORWARD-LOOKING STATEMENTS

        We caution you that this prospectus supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations and embody statements in which we use words such a "expect," "anticipate," "intend," "plan," "believe," "estimate," or similar expressions.

        Forward-looking statements necessarily involve risks and uncertainties, including those set forth in the Risk Factors section in the prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. The factors set forth in the Risk Factors section and other cautionary statements made in this prospectus supplement and the prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus supplement.

UNDERWRITING

        Upon the terms and subject to the conditions set forth in an underwriting agreement, CDC Securities has agreed to purchase from us an aggregate of 870,000 shares of common stock.

        The underwriting agreement provides that the obligation of the underwriter to purchase shares of common stock is subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of common stock are purchased by the underwriter pursuant to the underwriting agreement, all such shares of common stock must be so purchased.

        We have granted to the underwriter an option, exercisable not later than 45 days after the date of this prospectus supplement, to purchase up to 130,000 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of common stock offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriter to the extent the option is exercised.

        We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make in this respect.

        The underwriter proposes to offer the shares of common stock directly to the public at the public offering price on the cover page of this prospectus supplement. In addition to the underwriting discount, we are reimbursing the underwriter for all of its out-of-pocket expenses incurred in connection with this offering up to $25,000. The underwriter does not intend to confirm any shares to any accounts over which it exercises discretionary control.

        The offering of the shares by this prospectus supplement is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriter reserves the right to reject an order for the purchase of shares in whole or in part.

        Ibis and all of our directors and executive officers have agreed not to, for a period of 90 days after the date of this prospectus supplement, without the prior written consent of CDC Securities, with certain limitations and exceptions, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the common stock.

        In connection with this offering, the underwriter and other persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock.

        Specifically, the underwriter may over-allot in connection with this offering, creating a short position in common stock for its own account. To cover a short position or to stabilize the price of the common stock, the underwriter may bid for, and purchase, shares of common stock in the open market. The underwriter may also impose a penalty bid whereby it may reclaim selling concessions allowed to a dealer for distributing common stock in this offering, if the underwriter repurchases previously distributed common stock in transactions to cover its short position, in stabilization transactions or otherwise. Finally, the underwriter may bid for, and purchase, shares of common stock in market making transactions. These activities may stabilize or maintain the market price of the common stock above market levels that may otherwise prevail. The underwriter is not required to engage in these activities and may stop any of these activities at any time without notice.

        In connection with this offering, the underwriter may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Rule 103 limits the net purchases by a passive market maker on each day to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period. The passive market maker must stop its passive market making transactions for the rest of that day when such limit is reached.

        In connection with introductions to potential investors by Orchestra Financial Products Limited ("Orchestra"), a foreign entity domiciled outside of the United States that is neither licensed as a broker/dealer in the United States nor conducts any securities business in the United States, CDC Securities may pay Orchestra a finder's fee equal to 37.5% of the amount of fees that CDC Securities receives as a result of certain placements by CDC Securities to investors located by Orchestra which are either: (i) non-United States persons domiciled outside the United States, or (ii) entities organized and domiciled outside of the United States.

        Puglisi & Co. ("Puglisi"), a broker/dealer admitted to membership in the National Association of Securities Dealers, Inc. ("NASD"), will be receiving an advisory fee from the Company in the amount of $54,035, or 0.46875% of the aggregate purchase price of the shares sold in the offering. According to a Schedule 13G filed jointly on February 10, 2003 with the Securities and Exchange Commission, Mr. Jeffrey J. Puglisi, Puglisi & Co., Inc., and Puglisi Capital Partners, L.P. are the beneficial owners of approximately 7.7% of our common stock. Mr. Jeffrey J. Puglisi is the President of Puglisi & Co., Inc. and the managing member of JJP Partners, LLC, which is the general partner of Puglisi Capital Partners, L.P.

        The maximum commission or discount to be received by any NASD member or independent broker-dealer will not be greater than eight (8) percent for the sale of any securities being registered pursuant to SEC Rule 415.

LEGAL MATTERS

        Certain legal matters in connection with the legality of the common stock offered hereby will be passed upon for us by Gadsby Hannah LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for CDC Securities by Greenberg Traurig, LLP, New York, New York.

EXPERTS

        The balance sheets of the Company as of December 31, 2002 and 2001 and the statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002, and related schedule, have been incorporated by reference in the Prospectus and Registration Statement, in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell the Common Stock described in this prospectus in one or more offerings. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the price of that offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus, together with applicable prospectus supplements, includes all material information relating to this offering.

IBIS TECHNOLOGY CORPORATION

        Ibis Technology Corporation ("Ibis") develops, manufactures and markets SIMOX-SOI implantation equipment and wafers for the worldwide semiconductor industry. SIMOX, which stands for Separation by IMplantation of Oxygen, is a form of silicon-on-insulator, or SOI, technology that creates an insulating barrier below the top surface of a silicon wafer. Our proprietary oxygen implanters produce SIMOX-SOI wafers by implanting oxygen atoms just below the surface of a silicon wafer to create a very thin layer of silicon dioxide between the thin operating region of the transistor at the surface and the underlying silicon wafer itself. The buried layer of silicon dioxide acts as an insulator for the devices fabricated on the surface of the silicon wafer and reduces the electrical current leakage which otherwise slows integrated circuit performance and increases the loss of power during circuit operation. Through this process our customers can produce integrated circuits, which we believe, offer significant advantages over circuits constructed on conventional silicon wafers. These advantages include:

  •
  substantially improved speed for microprocessors and other logic integrated circuits,

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  reduced power consumption,

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  reduced soft error rate, and

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  higher temperature operation.

        We believe these characteristics make SIMOX-SOI wafers, and the finished integrated circuits, well-suited for many commercial applications, including:

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  servers and workstations,

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  notebook and desktop computers,

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  wireless communications and battery powered feature rich hand held devices and cell phones,

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  integrated optical components, and

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  harsh-environment electronics.

        When Ibis began operations in 1988, much of our revenue was derived from research and development contracts and sales of wafers for military applications. Over the years, there was a shift in revenue to sales of SIMOX-SOI wafers for commercial applications and the nature of our business has evolved through stages where sometimes our revenues resulted primarily from selling wafers for evaluation purposes, and sometimes our revenue was generated primarily from equipment sales. This is a normal path to follow while developing and promoting a fundamental new technology, especially when it relates to the semiconductor industry embracing any change that affects fabrication operations. This trend is expected to continue in the near-term as our customers continue to sample SOI and the early adopters work to achieve stable production processes and enter pilot production. We believe that we are in the technology rollout stage of our corporate life cycle with respect to our i2000 SIMOX-SOI implanters.

        Our fundamental SIMOX-SOI technology has been developed, refined, and proven over the last dozen years. In 2002, we introduced the next generation of SIMOX-SOI technology, which included our second-generation oxygen implanter (i2000) and the modified low dose ("MLD") SIMOX wafer process, licensed to us by IBM. We believe the ability of the i2000 implanter to produce eight and twelve inch (or 200 and 300 mm) SIMOX-SOI wafers coupled with the MLD process positions us to capitalize on the growing SOI market. In September 2002, we received an order valued at approximately $8 million for an i2000 oxygen implanter from a major semiconductor manufacturer. During the second quarter ended June 30, 2003, our largest customer accepted the i2000 implanter that we shipped to them late last year. As a result of this acceptance, we recognized revenue of approximately $8 million in the second quarter ended June 30, 2003.

        We have sold SIMOX-SOI wafers to most of the world's leading commercial semiconductor manufacturers and foundries, including Advanced Micro Devices, Fujitsu, Hewlett Packard, Honeywell, IBM, Intel, Mitsubishi Electric, Motorola, National Semiconductor, NEC, Philips, Samsung, Sharp, Texas Instruments, Toshiba, TSMC and UMC. In addition to semiconductor manufacturers, we also sell small quantities of SIMOX-SOI wafers to the world's largest wafer manufacturers, including Komatsu, MEMC Electronic Materials, Inc. ("MEMC"), Nippon Steel, SEH and SUMCO. We have also sold SIMOX implanters to IBM, Sumitomo Mitsubishi Silicon Corporation ("SUMCO") and Shanghai Simgui ("Simgui").

        We believe that strategic alliances with existing and potential customers will continue to play an important role in developing a worldwide commercial market for our SIMOX-SOI wafers and implanters. We currently have alliances or agreements with IBM, MEMC, SUMCO and two other major silicon wafer manufacturers.

        We were incorporated in Massachusetts in October 1987 and commenced operations in January 1988. Our executive offices are located at 32 Cherry Hill Drive, Danvers, Massachusetts 01923 and our telephone number is (978) 777-4247. Our web site is located at www.ibis.com. We have not incorporated by reference into this prospectus the information on our web site and you should not consider it to be a part of this document. Our web site address is included in this document as an inactive textual reference only. Unless the context otherwise requires, the terms "Ibis," "we," "us" and "our" refer to Ibis Technology Corporation.

RISK FACTORS

        Investing in our securities involves risk. Please see the risk factors below and as described in our Annual Report on Form 10-K for the year ended December 31, 2002 and in our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003 and June 30, 2003, which are incorporated by reference in this prospectus and the other risk factors and other information that may be contained in, or incorporated by reference from, other filings we make with the Securities and Exchange Commission. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

The Commercial Market for SIMOX-SOI Technology is Still Developing and May Never Fully Develop.

        The sources of our revenue have shifted from primarily research and development contracts and sales of SIMOX-SOI wafers for military applications to primarily sales of SIMOX-SOI wafers for commercial applications and sales and support of oxygen implantation equipment. To date, most customers who have purchased our SIMOX-SOI wafers in the commercial field have done so for the purpose of characterizing and evaluating the wafers and developing prototypes. We are aware of only a few commercial manufacturers that are using SIMOX-SOI wafers in low volume production for a limited number of products. The performance advantages of SIMOX-SOI wafers may never be realized commercially and a commercial market for SIMOX-SOI wafers may never fully develop. The failure of major semiconductor manufacturers to adopt SIMOX-SOI technology would adversely affect, and may prevent, the widespread adoption of this technology by others.

We Rely Heavily on Sales to Certain Significant Customers, Which May Vary Significantly From Quarter to Quarter Causing Our Operating Results to Fluctuate.

        We derive a large portion of our sales of both wafers and wafer manufacturing equipment from certain significant customers. The following table sets forth, in thousands of dollars, the amount of revenue derived from our significant customers, as well as the percent of our revenue represented by these customers' purchases:

	Fiscal Year Ending December 31,						Six Months Ending June 30,
Customer	2000 Dollars	%	2001 Dollars	%	2002 Dollars	%	2002 Dollars	%	2003 Dollars	%
IBM	$5,725	40%	$806	11%	$4,632	33%	$1,623	47%	$12,140	92%
SUMCO	1,045	7%	1,288	17%	172	1%	115	3%	129	1%
Bookham	5,604	39%	2,097	28%	947	7%	514	15%	85	1%
Simgui	—	—	—	—	5,555	40%	9	—	450	3%

        Revenues from IBM in 2000 and 2003 resulted primarily from the sale of oxygen implanters at sale prices of approximately $4,000,000 and $8,000,000, respectively. Revenues from Simgui in 2002 also represent the sale of an Ibis 1000 oxygen implanter and certain parts. Ibis expects that we will continue to rely on a relatively small number of customers as sources of revenue in the foreseeable future. The loss of one or more of these major customers and our failure to obtain other sources of revenue would have a material adverse impact on our business. In addition, any downturn in these customers' business or the industry in which these customers operate could result in a significant decrease in sales of our products to these customers, which would have an adverse effect on our business.

We Have Significant Losses and May Never Be Able to Sustain Profitability.

        We experienced net losses of $1,501,867, $9,594,919, $14,096,179, $7,814,402 and $3,060,327 in the years ended 2000, 2001, 2002, and for the six months ended June 30, 2002 and 2003, respectively. As of June 30, 2003, we had an accumulated deficit of $43,482,152. Net losses may continue for the foreseeable future. Although we have had profitable operating results from time to time, we may not be able to achieve sustained profitability.

We May Need Substantial Additional Capital in the Future.

        We expect that our existing capital resources together with anticipated wafer and implanter sales would enable us to maintain currently planned operations for at least the next twelve months from the date of this filing. However, this expectation is based on our current operating forecast which may change. We intend to continue to invest in facilities and state-of-the-art equipment in order to increase our research, development and manufacturing capabilities. Changes in technology or operating plans and forecasts may require us to raise substantial additional capital in the future. We have previously financed our working capital requirements through:

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  equity financings, including warrant and option exercises;

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  equipment lines of credit;

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  a working capital line of credit;

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  a term loan;

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  sale-leaseback arrangements;

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  collaborative relationships;

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  wafer product and equipment sales; and

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  government contracts.

        We may not be able to raise any required additional funds on a timely basis, on terms favorable to us, or at all. If future financing is not available or is not available on a timely basis or on acceptable terms, we may not be able to fund our future needs, which would seriously harm our business and results of operations. In addition, if we raise additional funds through the sale of equity or convertible debt securities, the value of our stock outstanding may be diluted. We may also have to issue securities that have rights, preferences and privileges senior to our common stock.

We Expect Our Quarterly Revenue and Operating Results to Fluctuate Significantly.

        We anticipate that our revenue and operating results are likely to vary significantly from quarter to quarter in the future, and it is likely that in future quarters our operating results may be below the expectations of public market analysts or investors. If this occurs, the price of our common stock will likely decrease. Customers in the semiconductor industry tend to order large quantities of wafers on an irregular basis. This means that customers who account for a significant portion of our net revenue in one quarter may not place any orders in the succeeding quarter or quarters. These ordering patterns may result in significant quarterly fluctuations in our revenue and operating results. In addition, because we do not sell implanters on a regular basis, the recognition of revenue from the sale of even one implanter is likely to result in a significant increase in the revenue for that quarter. A number of other factors, many of which are discussed in more detail in other risk factors, may also cause variations in our results of operations, including:

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  cancellations of orders and shipment delays and rescheduling;

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  our wafer manufacturing capacity and yields;

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  new product introductions, which often result in a mismatching of research and development expenses and recognition of revenue;

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  the success of our marketing alliances; and

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  economic conditions and capital spending in the semiconductor industry and in other industries in which our customers operate.

        A high percentage of our expenses are essentially fixed in the short term. As a result, if we experience delays in generating and recognizing revenue, our quarterly operating results are likely to be seriously harmed. Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results will not be meaningful. You should not rely on our results for one quarter as any indication of our future performance.

Competitors and Competing Technologies May Render Some or All of Our Products or Future Products Noncompetitive or Obsolete; Potential Material Write-down for Impaired or Obsolete Assets.

        The semiconductor industry is highly competitive and has been characterized by rapid and significant technological advances. A number of established semiconductor and materials manufacturers, including certain of our customers, have expended significant resources in developing improved wafer substrates. Our competitors or others, many of which have substantially greater financial, technical and other resources than we do, may succeed in developing technologies and products that are equal to or more effective than any which we are developing, which could render our technology obsolete or noncompetitive. In addition to competition from other manufacturers of SIMOX-SOI wafers, we face competition from manufacturers using bulk silicon and epitaxial wafer technology, compound materials technology such as silicon-germanium, gallium-arsenide and indium phosphide and SOI technology other than SIMOX technology. Although we believe that SIMOX-SOI wafers offer integrated circuit performance advantages, semiconductor manufacturers may develop improvements to existing bulk silicon, epitaxial or strained silicon wafer technology, and competing compound materials or SOI technologies may be more successfully developed, which would eliminate or diminish the performance advantages of SIMOX-SOI wafers. Also, if semiconductor manufacturers fail to adopt SIMOX technology during the current process cycle (such cycles typically last two to three years) or transition to the 300 mm wafer size sooner than we anticipate, our 200 mm and smaller wafer production line may become obsolete and we would be required to reduce our income by an impairment loss which could be material. Although we are aware of only one other company manufacturing oxygen implant equipment, other major semiconductor implant equipment manufacturers could develop a less expensive oxygen implanter with superior technology. Our ability to compete with other manufacturers of semiconductor implanters, SIMOX wafers and manufacturers of competing SOI wafers, as well as with bulk silicon, epitaxial, strained silicon and compound materials wafer manufacturers, will depend on numerous factors within and outside our control, including:

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  the success and timing of our product introductions and those of our competitors;

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  product distribution;

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  customer support;

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  sufficiency of funding available to us; and

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  the price, quality and performance of competing products and technologies.

We Must Continually Improve Existing Products, Design and Sell New Products and Manage the Costs of Research and Development in Order to Compete Effectively.

        The semiconductor industry is characterized by rapid technological change, evolving industry standards and continuous improvements in products and required customer specifications. Due to the constant changes in our markets, our future success depends on our ability to improve our manufacturing processes, improve existing products and develop new products. For example, our oxygen implanters must remain competitive on the basis of cost of ownership, process performance and evolving customer needs. To remain competitive we must continually introduce oxygen implanters with higher capacity, better production yields and the ability to process larger wafer sizes.

        The commercialization of new products involves substantial expenditures in research and development, production and marketing. We may be unable to successfully design or manufacture these new products and may have difficulty penetrating new markets. Because it is generally not possible to predict the amount of time required and the costs involved in achieving certain research, development and engineering objectives, actual development costs may exceed budgeted amounts and estimated product development schedules may be extended. Our business may be materially and adversely affected if:

  •
  we are unable to improve our existing products on a timely basis;

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  our new products are not introduced on a timely basis;

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  we incur budget overruns or delays in our research and development efforts; or

  •
  our new products experience reliability or quality problems.

Our SIMOX-SOI Wafer Products are Difficult to Manufacture and Small Manufacturing Defects Can Adversely Affect Our Customers' and Our Own Production Yields and Our Operating Results.

        The manufacture of our SIMOX-SOI wafers is a highly complex and precise process. SIMOX-SOI wafer production requires a tightly controlled, clean environment. Very small impurities in our manufacturing materials or process, contamination of the manufacturing environment and/or equipment failures can cause wafers to be rejected, can adversely affect our customers' manufacturing yields of their integrated circuits or can cause shipping delays. Our customers or we may experience problems in achieving an acceptable yield in the manufacture of SIMOX-SOI wafers, and the risk of encountering difficulties increases as we transition to new manufacturing methods or more exacting customer specifications. In the past, we have experienced difficulties in meeting evolving customer specifications which have led to delayed SIMOX-SOI wafer shipments and/or increased production costs.

The Customer Qualification Process for Our Wafer Products is Complex and Lengthy.

        Our customers expend significant efforts in evaluating and qualifying our wafer products before they place significant orders with us. To date, commercial shipments of our wafers have been used principally for evaluation purposes or pilot production in products by our customers. The time to develop an integrated circuit on SIMOX-SOI is lengthy, sometimes taking twelve to thirty-six months. The cycle typically goes from initial sampling of SIMOX-SOI wafers to more intensive sampling, the manufacture of prototype integrated circuits, circuit process modifications, yield optimization, pilot production and finally, production. This is a normal cycle in the semiconductor industry for any new advanced material such as Ibis' SIMOX-SOI. Even after this lengthy qualification process, customers may not purchase our products in substantial amounts, or at all. This lengthy sales cycle, as well as the practice of semiconductor manufacturers to place sporadic orders, may cause our revenue and operating results to vary significantly and unexpectedly from period to period.

The Manufacturing and Customer Qualification Process for Our Implanters is Complex, Lengthy and Costly.

        In the semiconductor industry customers regularly require equipment manufacturers to qualify the equipment at the customer's site. The time required to customer qualify an implanter at a customer's site is very difficult to predict because the qualification process for each of our implanters is complex, lengthy and costly. The manufacturing and qualification process for each implanter requires us to construct and customer qualify the machine at our premises, disassemble the machine for transportation, and reassemble and requalify it at the customer's premises. During this qualification period, we invest significant resources and dedicate substantial production and technical personnel to achieve acceptance of the implanter. Each customer will not accept the implanter until it has successfully produced wafers to exact specifications at the customer's premises. Even very small differences in the customer's environment or initially imperceptible changes that may occur to the implanter during the transportation to and reassembly of the implanter at the customer's site can cause a large percentage of wafers produced by the implanter to be rejected, which would delay the acceptance of the implanter by the customer. Historically, we have experienced delays in achieving customer acceptance. Delays or difficulties in our manufacturing and qualification process could increase manufacturing and warranty costs and adversely affect our relationships with our customers. In addition, because we do not recognize revenue on the sale of an implanter until it is delivered and qualified by the customer, any delay in qualification would result in a delay in our ability to recognize revenue from the sale. Historically it takes approximately nine months to build, ship and obtain customer acceptance of our implanters.

We Have Only Received Orders for a Small Quantity of Our Oxygen Implanter Equipment.

        Since we began selling implanters in 1996, we have only sold a total of eight Ibis 1000 oxygen implanters at an average sale price of approximately $4,000,000 each and one i2000 oxygen implanter at a selling price of approximately $8,000,000. The sale of one implanter would generally represent a substantial portion of our annual revenue. Accordingly, the delay in the manufacture or delivery of even one unit would have a material adverse effect on our quarterly or annual results of operations.

Our Implanters and Associated Technology are Subject to Export Regulations, Which Could Prevent or Delay the Sale of Such Products in Foreign Countries.

        Certain technologies associated with our implanters are subject to export regulations administered by the U.S. Department of Commerce. Accordingly, we may be required to secure U.S. export licenses with respect to sales of implanters or transfers of technologies to end users in certain foreign countries. This requirement could result in significant delays in, or the prevention of, sales of implanters or transfers of technology or other such technical data to customers in certain foreign countries. For example, the sale of an Ibis 1000 implanter and the corresponding transfer of technology to Simgui required an export license which took approximately one year to secure. There can be no assurance that if necessary, we will be able to secure such licenses in the future in a timely manner, or at all.

The Loss of Key Members of Our Scientific and Management Staff Could Delay and May Prevent the Achievement of Our Research, Development and Business Objectives.

        Our Chief Executive Officer, Martin J. Reid, and other current officers and key members of our scientific staff are responsible for areas such as product development and improvements, and process improvements research, which are important to our specialized scientific business. The loss of, and failure to promptly replace, any member of this group could significantly delay and may prevent the achievement of our research, development and business objectives. While we have entered into an employment agreement with our Chief Executive Officer, under certain circumstances he may be able to terminate his employment with us. Furthermore, although our employees are subject to certain confidentiality and non-competition obligations, our key personnel may terminate their employment at any time and may become employed by a competitor.

We May Not Be Able to Successfully Produce Our Products on a Large-Scale.

        We have limited manufacturing experience and have only manufactured limited quantities of SIMOX-SOI wafers and Ibis 1000 and i2000 oxygen implanters for low volume production. To be successful, our products must be manufactured in commercial quantities, at acceptable costs. We may not be able to make the transition to high volume commercial production successfully. Future production in commercial quantities may create technical and financial challenges for us. We currently have eight Ibis 1000 oxygen implanters, two of which are owned by a customer, available for the production of wafers. One additional Ibis 1000 implanter is used for internal research and development and one implanter is held in inventory for sale. In addition, we have two i2000 implanters producing 300 mm wafers for sale and one other i2000 implanter under construction. Any difficulty or delay in constructing additional implanters, if needed, could have a material adverse effect on our business.

We May Not Be Able to Use All of Our Existing or Future Manufacturing Capacity at a Profitable Level.

        We have spent large amounts of money to upgrade and increase our wafer fabrication, assembly and test manufacturing capacity. Because a significant portion of our expenses is fixed, if we end up not needing this capacity and capability for any of a variety of reasons, including inadequate demand or a significant shift in the mix of product orders making our existing capacity and capability inadequate or in excess of our actual needs, our fixed costs per wafer produced will increase, which would adversely affect us. At times we may also have the capacity to produce more oxygen implantation machines than we have orders for at such times. During such idle time we would continue to be responsible for the fixed costs for maintaining personnel and space for such production, which could have a material adverse effect on our business.

We May Not Successfully Form or Maintain Desirable Strategic Alliances.

        We believe we will need to form or maintain alliances with strategic partners for the manufacturing, marketing and distribution of our products. We may enter into these strategic alliances to satisfy customer demand and to address possible customer concerns regarding our being a sole source supplier. The limited number of reliable sources of supply other than Ibis may adversely affect or delay the integration of SIMOX-SOI wafers in mainstream commercial applications. We currently have strategic relationships with IBM, SUMCO, MEMC and two other major silicon wafer manufacturers. We may not be successful in maintaining such alliances or in forming and maintaining other alliances, including satisfying our contractual obligations with our strategic partners, and our partners may not devote adequate resources to manufacture, market and distribute these products successfully or may attempt to compete with us.

We May Have Difficulty Obtaining the Materials and Components Needed to Produce Our Products.

        Pursuant to an agreement that we entered into with MEMC in 2001, MEMC is the primary supplier to us of silicon substrate material. If MEMC is not able to meet our demand for silicon wafers, and we are unable to obtain substitute wafers from other vendors, we could experience SIMOX-SOI wafer production delays. Any shortages in the availability of silicon wafers or a significant increase in the price of silicon wafers could have a material adverse effect on our business. We manufacture our oxygen implanters from standard components and from components manufactured in-house or by other vendors according to our design specifications. Although we have not experienced any significant production delays due to the unavailability of or delay in obtaining our component parts or raw materials to date, a disruption or termination of certain of our vendors may occur. Any such disruption or termination could have a material adverse effect on our business.

We May Not Be Able to Protect Our Patents and Proprietary Technology.

        Our ability to compete effectively with other companies will depend, in part, on our ability to maintain the proprietary nature of our technology. Although we have been awarded or have filed applications for a number of patents in the U.S. and foreign countries, those patents may not provide meaningful protection, or pending patents may not be issued. Our competitors in both the U.S. and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make and sell our products or intentionally infringe on our patents. The defense and prosecution of patent suits is both costly and time-consuming, even if the outcome is favorable to us. In addition, there is an inherent unpredictability regarding obtaining and enforcing patents. An adverse outcome in the defense of a patent suit could:

  •
  subject us to significant liabilities to third parties;

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  require disputed rights to be licensed from third parties; or

  •
  require us to cease selling our products.

        We also rely in large part on unpatented proprietary technology and others, including strategic partners, may independently develop the same or similar technology or otherwise obtain access to our proprietary technology. To protect our rights in these areas, we currently require all of our employees to enter into confidentiality agreements. However, these agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

        Others may claim that our technology infringes on their proprietary rights. Any infringement claims, even if without merit, can be time consuming and expensive to defend and may divert management's attention and resources. If successful, they could also require us to enter into costly royalty or licensing agreements. A successful claim of product infringement against us and our inability to license the infringed or similar technology could adversely affect our business.

If We Do Not Comply With All Applicable Environmental Regulations, We Could be Subject to Fines and Other Sanctions.

        We are subject to a variety of federal, state and local environmental regulations related to the storage, treatment, discharge or disposal of chemicals used in our operations and exposure of our personnel to occupational hazards. Although we believe that we have all permits necessary to conduct our business, the failure to comply with present or future regulations could result in fines being imposed on us, suspension of production or a cessation of operations. Our future activities may result in our being subject to additional regulations. Such regulations could require us to acquire significant equipment or to incur other substantial expenses to comply with regulations. Our failure to control the use of, or to restrict adequately the discharge of, hazardous substances or properly control other occupational hazards could subject us to substantial financial liabilities.

Our Stock Price is Highly Volatile.

        The market prices for securities of high tech companies have been volatile. This volatility has significantly affected the market prices for these securities for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock. The market price for our common stock has fluctuated significantly. Since January 1, 2001, our stock price has fluctuated from a high of $36.75 to a low of $3.15. It is likely that the market price of our stock will continue to fluctuate in the future. Events or factors that may have a significant impact on our business and on the market price of our common stock include the following:

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  quarterly fluctuations in operating results;

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  difficulty in forecasting future results;

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  announcements by us or our present or potential competitors;

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  technological innovations or new commercial products or services by us or our competitors;

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  the timing of receipt of orders from major customers;

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  product mix;

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  product obsolescence;

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  shifts in customer demand;

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  our ability to manufacture and ship products on a cost-effective and timely basis;

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  market acceptance of new and enhanced versions of our products or implanters;

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  the evolving and unpredictable nature of the markets for the products incorporating our SIMOX-SOI wafers;

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  the amount of research and development expenses associated with new or enhanced products or implanters;

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  the cyclical nature of the semiconductor industry; and

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  general market conditions.

Future Issuances of Preferred Stock may Diminish the Rights of our Common Stockholders.

        Our board of directors has the authority to approve the issue of up to 2,000,000 shares of preferred stock and to determine the price, rights, privileges and other terms of these shares. The board of directors may exercise this authority without the approval of the stockholders. The rights of the holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future.

Anti-takeover Provisions in our Charter and Bylaws and Provisions of Massachusetts Law could make a Third-party Acquisition of us Difficult.

        Our restated articles of organization, as amended, and restated bylaws and the Massachusetts Business Corporation Law contain certain provisions that may make a third-party acquisition of us difficult, including:

  •
  a classified board of directors, with three classes of directors each serving a staggered three-year term;

  •
  the ability of the board of directors to issue preferred stock;

  •
  a 75% super-majority shareholder vote to amend certain provisions of our articles of organization and bylaws; and

  •
  the requirement under Massachusetts law that any stockholder action by written consent be unanimous.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        The prospectus, any prospectus supplement and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Forward-looking statements include those regarding our goals, beliefs, plans or current expectations and other statements regarding matters that are not historical facts. For example, when we use words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "could," or "may," or other words that convey uncertainty of future events or outcome, we are making forward-looking statements. Our forward-looking statements are subject to risks and uncertainties. You should note that many important factors, some of which are discussed elsewhere in this prospectus or in the documents we have incorporated by reference, could affect us in the future and could cause our results to differ materially from those expressed in our forward-looking statements. These important factors include the factors we identify in the documents we incorporate by reference in this prospectus. You should read these factors and the other cautionary statements made in this prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus and in the documents incorporated by reference. We do not undertake any obligation to update forward-looking statements made by us.

USE OF PROCEEDS

        Unless we otherwise indicate in the applicable prospectus supplement, we currently intend to use the net proceeds from the sale of the securities for working capital and other general corporate purposes, including:

  •
  to reduce outstanding indebtedness;

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  to finance our growth;

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  to develop our products;

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  for capital expenditures made in the ordinary course of business; and

  •
  for acquisitions of businesses, products and technologies that complement or expand our business.

        We may set forth additional information on the use of net proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific offering.

DESCRIPTION OF COMMON STOCK

        The following description of our common stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock that we may offer under this prospectus. For the complete terms of our common stock, please refer to our charter and by-laws, which are incorporated by reference into the registration statement which includes this prospectus. The Massachusetts Business Corporation Law may also affect the terms of our common stock.

        Under our charter, our authorized capital stock consists of 50,000,000 shares of common stock, $0.008 par value per share, and 2,000,000 shares of preferred stock, $0.01 par value per share. As of August 26, 2003, we had 9,521,856 shares of common stock outstanding and no shares of preferred stock outstanding. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

Common Stock

        Voting.    For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in his or her name on our books. Our common stock does not have cumulative voting rights. As a result, persons who hold more than 50% of the outstanding common stock can elect all of the directors who are up for election in a particular year.

        Dividends.    If our board of directors declares a dividend, holders of common stock will receive payments from our funds that are legally available to pay dividends. Although no shares of preferred stock are outstanding currently, this dividend right is subject to any preferential dividend rights we may grant to persons who may hold preferred stock in the future.

        Liquidation and Dissolution.    If we are liquidated or dissolve, the holders of our common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

        Other Rights and Restrictions.    Holders of our common stock do not have preemptive rights, and they have no right to convert their common stock into any other securities. Our common stock is not subject to redemption by us. The rights, preferences and privileges of common stockholders are subject to the rights of the holders of any outstanding series of preferred stock that may be issued in the future. Our charter and by-laws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock. When we issue shares of common stock under this prospectus, the shares will be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

        Listing.    Our common stock is listed on the Nasdaq National Market.

        Transfer Agent and Registrar.    The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Co., New York, New York.

Certain Effects of Authorized but Unissued Stock

        We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on the capital stock. The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Massachusetts Law And Charter And By-Law Provisions

        Staggered Board of Directors.    Our charter provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. Our charter also provides that directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares of our capital stock outstanding and entitled to vote. The classification of our board of directors and the limitations on the removal of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. Our by-laws require the affirmative vote of the holders of at least 75% of our outstanding voting securities to amend or repeal the provision relating to the division of our board of directors into three classes.

        Limitation of Liability; Indemnification.    Our charter contains provisions permitted under the Massachusetts Business Corporation Law relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of our directors and officers under federal securities laws. Furthermore, our charter contains provisions to indemnify our directors and officers to the fullest extent permitted by the Massachusetts Business Corporation Law. These provisions do not limit or eliminate our right or the right of any stockholder of ours to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his duty of care to us. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

        Stockholder Action; Special Meeting of Stockholders.    Our charter also provides that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of stockholders. In addition, our by-laws provide that special meetings of stockholders may be called only by the board of directors, the chairman of the board of directors or our president, or by the Clerk upon written application of one or more stockholders entitled to vote and who hold at least 40% in interest of the capital stock entitled to vote at the meeting.

        Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our by-laws provide that nominations for election to our board of directors may be made either by our board of directors or by a stockholder who complies with specified notice provisions. Our by-laws contain similar advance notice provisions for stockholder proposals for action at stockholder meetings. These provisions prevent stockholders from making nominations for directors and stockholder proposals from the floor at any stockholder meeting and require any stockholder making a nomination or proposal to submit the name of the nominees for board seats or the stockholder proposal, together with specified information about the nominee or any stockholder proposal, prior to the meeting at which directors are to be elected or action is to be taken. These provisions ensure that stockholders have adequate time to consider nominations and proposals before action is required, and they may also have the effect of delaying stockholder action.

PLAN OF DISTRIBUTION

        Any of the shares being offered under this prospectus may be sold in any one or more of the following ways from time to time:

  •
  through agents,

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  to or through underwriters,

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  through dealers, and

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  directly by us to purchasers.

        The distribution of the shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

        Offers to purchase shares may be solicited by agents designated by us from time to time. Any agent involved in the offer or sale of the shares under this prospectus will be named, and any commissions payable by us to these agents will be set forth, in a related prospectus supplement. Unless otherwise indicated in a prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the shares so offered and sold.

        If shares are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in a related prospectus supplement. That prospectus supplement and this prospectus will be used by the underwriters to make resales of the shares. If underwriters are used in the sale of any shares in connection with this prospectus, those shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters and us at the time of sale. Shares may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are used in the sale of shares, unless otherwise indicated in a related prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to some conditions precedent and that the underwriters with respect to a sale of these shares will be obligated to purchase all such shares if any are purchased.

        We may grant to the underwriters options to purchase additional shares, to cover over-allotments, if any, at the public offering price, with additional underwriting commissions or discounts, as may be set forth in a related prospectus supplement. If we grant any over-allotment option, the terms of that over-allotment option will be set forth in the prospectus supplement for these shares.

        If a dealer is utilized in the sale of the shares in respect of which this prospectus is delivered, we will sell these shares to the dealer as principal. The dealer may then resell such shares to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the shares so offered and sold. The name of the dealer and the terms of transaction will be set forth in the prospectus supplement relating to those offers and sales.

        Offers to purchase shares may be solicited directly by us and those sales may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of those shares. The terms of any sales of this type will be described in the prospectus supplement.

        If so indicated in a related prospectus supplement, we may authorize agents and underwriters to solicit offers by certain institutions to purchase shares from us at the public offering price set forth in a related prospectus supplement as part of delayed delivery contracts providing for payment and delivery on the date or dates stated in a related prospectus supplement. Such delayed delivery contracts will be subject to only those conditions set forth in a related prospectus supplement. A commission indicated in a related prospectus supplement will be paid to underwriters and agents soliciting purchases of shares pursuant to delayed delivery contracts accepted by us.

        Agents, underwriters and dealers may be entitled under relevant agreements with us to indemnification by us against some liabilities, including liabilities under the Securities Act, or to contributions with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof.

        Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, us in the ordinary course of our business.

LEGAL MATTERS

        Certain legal matters in connection with the legality of the common stock offered hereby will be passed upon for us by Gadsby Hannah LLP, Boston, Massachusetts.

EXPERTS

        KPMG LLP, independent auditors, have audited our consolidated financial statements as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on KPMG LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the public reference facilities the SEC maintains at:

Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

and you may also obtain copies of these materials by mail from the Public Reference Section of the SEC at: 450

450 Fifth Street, N.W.
Washington, D.C. 20549

at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

        The SEC also maintains a web site, the address of which is http://www.sec.gov. That site also contains our annual, quarterly and special reports, proxy statements, information statements and other information.

        This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the securities, including exhibits and schedules. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC's web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We are incorporating by reference certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus.

  (1)
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

  (2)
  Our Definitive Proxy Statement filed on April 2, 2003;

  (3)
  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003;

  (4)
  Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003;

  (5)
  Our Amendment to Statement of Acquisition of Beneficial Ownership by Individuals filed with the SEC on February 10, 2003;

  (6)
  All our filings pursuant to the Securities Exchange Act after the date of filing the initial registration statement;

  (7)
  The description of our common stock contained in our registration statement on Form 8A, filed on May 6, 1994, including any amendments or reports filed for the purpose of updating such description.

        Information contained in this prospectus supplements, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information contained in later-dated documents incorporated by reference supplements, modifies or supersedes, as applicable, the information contained in this prospectus or in earlier-dated documents incorporated by reference.

        We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at 32 Cherry Hill Drive, Danvers, Massachusetts 01923, (978) 777-4247, Attention: Investor Relations.

        You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.